Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

FOR IMMEDIATE RELEASE

Benson Hill Exceeds Soybean Acreage Target for 2021 and Begins Commercialization of Its
Innovative Ultra-High Protein Soybean Ingredients for Food

The Company Continues to Execute its Plan to Meet the Growing Demand
for Sustainable Plant-Based Ingredients

ST. LOUIS, MO – July 13, 2021 – Benson Hill, Inc. (the “Company” or “Benson Hill”) today announced that it has exceeded its previous target of doubling contracted acres of its proprietary soybean varieties. The Company has now contracted with partner farmers in the U.S. to grow 70,000 acres in the 2021 crop year versus 30,000 acres in the 2020 crop year, representing approximately 133% year-over-year growth. These proprietary non-GMO soybean varieties are bred by Benson Hill to be higher in protein, have benefits of omega-9 fatty acids and low anti-nutrients. This year’s crop plans include the first commercial plantings of Benson Hill’s Ultra-High Protein soybeans, intended for the human food ingredients market. Additional proprietary products from this crop year include feed ingredients for aquaculture, swine and poultry as well as the specialty cooking oil markets. As these planted crops are harvested, Benson Hill expects to have enhanced confidence into its revenue visibility in 2022 for its Ingredient segment. The Company forecasts substantial Ingredients segment growth, which can help fuel the growing plant-based meat substitute market that is expected to reach approximately $140 billion by 2029, according to industry research.

“We believe the food system needs to evolve to meet the growing demands of consumers for better food and feed products with improved sustainability,” said Matt Crisp, Chief Executive Officer of Benson Hill. “This growth milestone reflects the momentum we are seeing from farmers and food manufacturers for our innovative products made from a better seed, which allow us to deliver more whole plant-based food solutions. We are grateful to work with our expanding network of committed farmer partners who represent the foundation of an evolution underway. With our partners, we intend to build a more health-conscious, diverse and resilient food system and provide the raw material and visibility into our revenue opportunity into 2022.”

Once acres are contracted with farmers to grow improved soybean varieties, the Company works with those farmers, processors and others to support identity preservation and product tracing from seed to ingredient. The result is an end-product that provides more sustainably produced, less processed and more affordable food choices to consumers.

“Identity preserved crops that help us produce more sustainably while meeting consumer demand for more healthy, flavorful and high value products are a key part of the future of farming. We’re proud to be part of Benson Hill’s integrated supply chain and contributing to a better food system,” said Matt Danner, co-owner of Templeton Family Farms, a Benson Hill farmer, in Templeton, Iowa. “Templeton Family Farms has been committed to producing high-quality products while protecting our natural resources for more than 120 years. Today, our farm is adopting new and innovative technologies to preserve our unique heritage for generations to come.”

“The market for plant-based protein is growing rapidly, as is the demand for high-quality ingredients to meet this need,” said Liz Specht, Ph.D., Vice President of Science and Technology at The Good Food Institute. “Benson Hill is working to leverage the natural genetic diversity of crops, like soybean and yellow pea, in innovative ways to serve these growing markets. We are extremely excited to see their growth and the expanding availability of high-protein ingredients designed with plant-based meat products in mind.”

Benson Hill’s proprietary soy varieties are developed, tested and deployed using a data-driven approach, driven by its proprietary CropOS® technology platform. This platform integrates a unique, extensive and rapidly expanding data library that spans the entire value chain. With this platform we have the potential to shave years off the breeding process and improve the environmental impact in agriculture. This also enables decreased development costs for new food, feed, and ingredient products. With its Ultra-High Protein non-GMO soybean products, the Company expects to eliminate the costly energy and water-intensive soy protein concentrate step, and provide scalable, less processed ingredient alternatives for plant-based food producers.

About Benson Hill
Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

On May 10, 2021, Benson Hill announced a definitive business combination agreement with Star Peak Corp II (NYSE: STPC). Upon the closing of the business combination, Benson Hill will become publicly traded on the New York Stock Exchange under the new ticker symbol "BHIL". Additional information about the transaction can be viewed at: https://bensonhill.com/investors/ or https://stpc.starpeakcorp.com/.

Additional Information
This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation
Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / consent solicitation statement / prospectus for the proposed transaction.

Forward-Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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Benson Hill

Melanie Bernds
Benson Hill
314-605-6363
mbernds@bensonhill.com

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